May 17, 2019

Robert C. Hodgkins, Jr.
President, Chief Executive Officer and Chief Financial Officer
DCP Holding Company
100 Crowne Point Place
Cincinnati, OH 45241

       Re: DCP Holding Company
           Preliminary Proxy Statement on Schedule 14A
           Filed April 11, 2019
           File No. 000-51954

Dear Mr. Hodgkins:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Healthcare
& Insurance
cc:    Alan K. MacDonald, Esq.